MicroVision, Inc.

6244 185th Avenue NE, Suite 100

Redmond, WA 98052

August 11, 2016

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Martin James, Kate Tillan, David Burton, Martin James

Re:	Comment Letter Dated August 10, 2016

MicroVision, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 8, 2016

File No. 1-34170

Ladies and Gentlemen:

MicroVision, Inc. (the “Company”) hereby submits this response to the comment letter dated August 10, 2016 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the Company’s above-referenced Annual Report on Form 10-K. For your convenience, we have reproduced the Staff’s comment in italics below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

1.	The acknowledgement at the end of your letter states that you acknowledge the staff’s position rather than providing your acknowledgment. Please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response to Comment 1:

In response to the Staff’s comment, the Company has included an updated acknowledgment at the end of this letter.

Securities and Exchanıge Commission	August 11, 2016
Division of Corporation Finance

*     *     *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to the foregoing, please contact the undersigned at (425) 882-6625, Joel Freedman of Ropes & Gray LLP at (617) 951-7309, or Tom Fraser of Ropes & Gray LLP at (617) 951-7063.

Sincerely,

MicroVision, Inc.

By:	/s/ Stephen P. Holt
Name:	Stephen P. Holt
Title:	Chief Financial Officer